UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. _)

TROIKA MEDIA GROUP, INC.
(Name of Issuer)

Common Stock, $.001 par value
(Title of Class of Securities)

89689 F 305
(CUSIP Number)

Michael Tenore, Troika Media Group, Inc. 1715 N. Gower Street, Los Angeles, CA 90028 (508) 740-2270
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 21, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	89689 F 305

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Thomas Marianacci
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,020,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 7,020,000
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,020,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3%
14	TYPE OF REPORTING PERSON (See Instructions) Individual

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Item 1. Security and Issuer: Common Stock $.001 par value; Troika Media Group, Inc.

Item 2. Identity and Background: 1715 N. Gower Street, Los Angeles, CA 90028

(a)	Thomas Marianacci

(b)	1727 Persimmon Drive, Naples, Florida 34105-0309

(c)	CEO of Converge Direct, LLC, a wholly‑owned subsidiary of the Issuer

(d)	No legal proceedings required to be disclosed.

(e)	None

(f)	U.S.A.

Item 3.  Source and Amount of Funds or Other Considerations:  Sale of ownership of Converge Direct LLC to the issuer

Item 4.  Purpose of Transaction:  There are no plans or proposals which the reporting person has which may result in any of the matters listed.

Item 5.  Interest in Securities of the Issuer:

(a)	11.3% based on 61,959,616 voting securities disclosed by the Issuer in its Form 8-K for March 21, 2022, filed with the SEC on March 24, 2022.

(b)	Sole Voting Power – 7,020,000 shares of common stock. Does not include 1,000,000 restricted stock units awarded on March 21, 2022 under his employment agreement.

(c)	No person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from, the sale of such securities.

(d)	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:  Mr. Marianacci was elected Chief Executive Officer of Converge Direct LLC and an advisor to the Board of Directors of the Company on March 21, 2022.

Item 7.  Material to Be Filed as Exhibits:  None

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

March 25, 2022
Dated

/s/ Thomas Marianacci
Signature
Thomas Marianacci
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

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